Interim Report

as of September 30, 2004

Deutsche Bank

Deutsche Bank – The Group at a Glance

	Nine months ended	
	Sep 30, 2004	Sep 30, 2003
Share price at period end	**€ 57.87**	€ 52.25
Share price high	**€ 77.77**	€ 60.10
Share price low	**€ 52.37**	€ 32.97
Basic earnings per share	**€ 4.55**	€ 1.63
Diluted earnings per share[1]	**€ 4.13**	€ 1.55
Average shares outstanding, in m., basic	**500**	570
Average shares outstanding, in m., diluted	**539**	598
Return on average shareholders' equity (post-tax)	**10.9%**	4.2%
Adjusted return on average active equity (post-tax)	**12.7%**	4.3%
Pre-tax return on average shareholders' equity	**17.9%**	9.4%
Pre-tax return on average active equity	**19.7%**	9.8%
Cost/income ratio	**75.4%**	81.5%
	€ m.	€ m.
Total revenues	**16,605**	16,060
Provision for loan losses	**361**	894
Total noninterest expenses	**12,516**	13,086
Income before income tax expense and cumulative effect of accounting changes	**3,728**	2,080
Net income	**2,277**	929
Underlying revenues	**16,157**	16,706
Provision for credit losses	**282**	874
Operating cost base	**12,481**	12,912
Underlying pre-tax profit	**3,389**	2,912
Underlying pre-tax return on average active equity	**17.9%**	13.8%
Underlying cost/income ratio	**77.2%**	77.3%
	Sep 30, 2004	Dec 31, 2003
	€ bn.	€ bn.
Total assets	**845.1**	803.6
Loans, net	**137.5**	144.9
Shareholders' equity	**26.3**	28.2
BIS core capital ratio (Tier I)	**9.2%**	10.0%
	Number	Number
Branches	**1,557**	1,576
thereof in Germany	**829**	845
Employees (full-time equivalent)	**65,374**	67,682
thereof in Germany	**27,330**	29,857
Long-term rating		
Moody's Investors Service, New York	**Aa3**	Aa3
Standard & Poor's, New York	**AA–**	AA–
Fitch Ratings, New York	**AA–**	AA–

The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 31 and 32 of this report.

[1] Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the nine months ended September 30, 2004 was € (0.09).

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Ladies and gentlemen,

In the third quarter of 2004, Deutsche Bank reported the best third-quarter net income since our conversion to U.S. GAAP. In the first nine months of 2004, we have also delivered significant profit growth over the same period last year.

We achieved these results despite a business environment which remains very challenging. We continue to reap the benefits of our 'transformation' strategy, and our overall performance in this environment was very robust. However, specific business areas were impacted by the tough operating conditions, and the management team has taken decisive action to boost performance. This action reflects our determination to meet the ambitious goals we have set ourselves, and our commitment to our shareholders.

Income before income tax expense was € 1.0 billion, up by 33% over the third quarter of 2003. Net income was € 680 million, a gain of 18% over the prior year period. For the first nine months, income before income tax expense was € 3.7 billion, a gain of 79% over the first nine months of 2003, and 35% higher than the full year 2003. Net income rose 145% to € 2.3 billion. Diluted earnings per share rose by 28% in the third quarter to € 1.28, and by 166% to € 4.13 in the first nine months of 2004.

In the Corporate and Investment Bank (CIB), the performance of our Debt Sales and Trading businesses was very resilient. Our Origination and Advisory business continued to make good progress, particularly in Debt Origination, and we ranked among the top three M&A advisors in North America according to Thomson Financial, a leading market data provider. In our Equities business, Equity Derivatives and Prime Services performed well, but other products continue to be impacted by lower volatility and pressure on margins, exacerbated in the third quarter by seasonal patterns.

Within Private Clients and Asset Management (PCAM), we achieved another excellent quarterly result in Private and Business Clients (PBC). I was particularly pleased that our intense focus on the private client is paying off. Above all, I am delighted to see that client satisfaction improved during the quarter. We monitored client satisfaction very closely during our restructuring program, and this positive reaction from our clients is critically important as we look forward. Revenues grew by 6% over the same period last year - a significant achievement in the current environment. This growth was driven by our German business, and reflects our strength in investment products and transaction/intermediary services. Strong revenues, combined with the continuing benefits of our restructuring, put PBC fully on track to reach our target of € 1 billion of underlying pre-tax profits for the full year 2004.

Asset and Wealth Management (AWM) also proved the strength of our franchise with private clients in Germany. In the third quarter our mutual fund provider, DWS, further improved its share of mutual funds to over 25% – but our share of new money inflows into mutual funds was over 50% in the year to date, according to the German Investment Association (BVI). Other parts of our Asset Management platform continue to be affected by negative asset flows – resulting, for example, from shifts in institutional portfolio management trends in the UK.

We continued to exercise tight discipline in capital and risk management. Provisions for credit losses declined for the eighth consecutive quarter, reflecting improvements in the credit environment, and the continued benefits of our effective credit risk management. This was accompanied by a significant reduction in market risk during the quarter. We made further progress with our third share buyback program, which you authorized at our AGM in June. At the same time, we maintained the strength of our core capital ratio, which remains above the top of our target range.

In order to maintain our momentum, we must take all necessary steps to gain revenue momentum and drive cost-efficiency. During the third quarter, we streamlined the bank's management structure, aligning complementary business lines in a way which enables us to unlock revenue and cost synergies. We are currently reconfiguring our Debt and Equities Sales and Trading businesses into a unified platform, providing our clients with an integrated service across both equity and debt. We are also aligning our corporate banking businesses – Corporate Finance, Global Banking and Transaction Banking, to create a more unified approach to corporate clients. This enables us to exploit revenue synergies from a more co-ordinated approach to our clients, as well as cost synergies across the value chain, including our infrastructure and support functions. We will, in addition, accelerate our program of structural and process improvements in Asset Management.

We also strengthened the voice of regional management, by appointing a Group Executive Committee member as Head of Regions. This gives us the focus and responsiveness to local conditions which both clients and regulators demand. In our home market, Germany, we are already reaping the benefits of our transformation strategy, and of our leading position; in order to capture further business potential and improve delivery to German clients, the Head of Regions will chair a dedicated Management Committee Germany.

We are totally committed to delivering superior returns to you, our shareholders. This remains the ultimate objective of our management agenda. Our profitability in this quarter reflects the progress we have made; but we are convinced we can do more. Our recently-announced management initiatives reflect our determination to continue our progress.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, October 2004

Discussion of Results

Deutsche Bank reported net income of € 680 million in the third quarter of 2004, up 18% from € 576 million in the third quarter of 2003. For the first nine months of 2004, net income was € 2.3 billion, up 145% from € 929 million in the first nine months of 2003. Diluted earnings per share were € 1.28, up 28% from € 1.00 in the third quarter 2003. For the first nine months of 2004, diluted earnings per share were € 4.13, up 166% from € 1.55 in the same period last year.

Group Highlights

Income before income taxes for the third quarter was € 1.0 billion, up 33% from the third quarter 2003, and € 3.7 billion for the first nine months of 2004, up 79% compared to the same period in 2003.

Reported revenues were € 5.1 billion, 2% lower than in the third quarter 2003. Total net interest and trading revenues were € 2.4 billion, a decrease of € 120 million or 5% compared to the third quarter 2003, with the decline primarily due to lower Sales & Trading (Equity) revenues, in part offset by higher net interest and trading revenues in Consolidation & Adjustments. Noninterest revenues excluding trading revenues were € 2.6 billion, an increase of € 15 million compared to the third quarter 2003. This change resulted from higher other revenues, including revenues from loans held for sale, revenues from qualifying hedges, and a gain on the sale of land and net insurance reimbursements, the latter both related to the September 11, 2001 terrorist attacks in New York City. This increase was in part offset by lower fee and commission income, mainly brokerage fees on securities activities, and by lower income from equity method investments, which in the third quarter 2003 included gains on the sale of real estate investment assets in Asset and Wealth Management.

Noninterest expenses were just under € 4.0 billion, a decline of 6% compared to the third quarter 2003. This demonstrates the continued success of our cost containment program. Compensation expenses were € 257 million lower than in the third quarter 2003, due in part to a decline in accruals for performance-based compensation, lower severance payments and reductions in headcount. The compensation ratio remained stable at 46% for the third consecutive quarter.

Provision for credit losses, which includes provisions for both loan losses and off-balance sheet exposures (the latter reported in other expenses), was € 58 million, a decline of 69% compared to the third quarter 2003. This represents the eighth consecutive quarter of declining provision for credit losses and reflects the continued benefits of effective credit risk management and an improved credit environment. Problem loans at the end of the quarter were € 5.4 billion, a decline of 25% from September 30, 2003, and of 18% from December 31, 2003.

In the third quarter 2004 Deutsche Bank pursued its share buyback program, purchasing a further 16 million shares, or 3% of shares issued, for € 919 million. Despite the share buyback program and a redemption of hybrid capital of € 677 million, the BIS core capital ratio of 9.2% at the end of the quarter remained above the target range of 8–9%.

Market risk was managed tightly, with a 23% reduction in value-at-risk during the third quarter, predominantly driven by reduced exposures, principally fixed income positions, and also by improved diversification across business lines.

Business Segment Review

Corporate and Investment Bank Group Division

The Corporate and Investment Bank's (CIB) third quarter 2004 underlying pre-tax profit was € 555 million, a decline of € 140 million, or 20%, from € 695 million in the third quarter 2003. Underlying revenues of € 2.9 billion were down by € 379 million, or 12%, versus the third quarter 2003. Reported revenues in the third quarter 2003 also included gains of € 59 million from the sale of most of the bank's global securities services business. The first nine months underlying pre-tax profit was almost identical to the previous year at € 2.5 billion. While underlying revenues for the first nine months were below the same period 2003, most of the decline was due to the effects of unfavorable movements in foreign exchange rates.

Sales & Trading (Debt and other products) generated underlying revenues of € 1.4 billion, up by € 97 million, or 7%, versus the third quarter 2003. The bank's debt businesses continue to focus on delivering higher-value customized products to clients, in particular through structured interest rate and credit derivatives and securitized products. Flow businesses in foreign exchange and government bonds also experienced a modest recovery in client volumes during the quarter. For the first nine months, underlying revenues were € 5.0 billion, up by € 106 million, or 2%, versus the same period 2003, continuing to benefit from a strong geographical diversity and customer focus.

Sales & Trading (Equity) generated underlying revenues of € 400 million compared to € 745 million in the third quarter 2003. The equity derivative and prime services businesses performed strongly, but continued difficult market conditions adversely affected DB Advisors, the bank's in-house proprietary trading business. In addition, while the customer flow portion of the convertibles business remained profitable, low volatility and narrowing spreads negatively impacted the convertibles proprietary trading portfolios. Revenues in both DB Advisors and convertibles were significantly below the levels of the third quarter 2003 as was the case in the second quarter 2004 compared to the prior year second quarter. The cash equity business also continued to be impacted by pressure on margins and low volume, particularly in Europe. In the first nine months underlying revenues of € 1.7 billion were € 529 million below the same period 2003 with the same trends highlighted above predominating.

Origination and Advisory generated underlying revenues of € 459 million, essentially unchanged compared to the third quarter 2003. Origination (Debt) revenues continue to show a strong position in higher-growth areas such as corporate bonds, emerging markets and high-yield debt. Origination (Equity) revenues fell compared to the third quarter 2003, reflecting lower levels of activity in the European issuance markets, our area of greatest strength historically. The bank also affirmed its commitment to avoid transactions with inadequate or negative returns. Advisory revenues were essentially unchanged year-on-year. The strength of the advisory franchise was underscored in the third quarter 2004, when Deutsche Bank was ranked among the top three in U.S. M&A by volume of announced deals by Thomson Financial.

Loan Products generated underlying revenues of € 224 million, down by 34% versus the third quarter 2003. This was due in part to additional portfolio management costs, including mark-to-market adjustments on credit risk hedge positions, reflecting tightening credit spreads in the quarter. Revenues were additionally impacted by reduced net interest and fees, as loan volume declined in the bank's global corporates and mid-cap portfolios. On a year-to-date basis, underlying revenues of € 866 million decreased by € 159 million from € 1.0 billion, mainly as a result of the aforementioned reductions in loan volume.

Transaction Services generated underlying revenues of € 464 million, similar to the third quarter 2003. The decline of € 61 million in underlying revenues in the first nine months of 2004 compared to the same period last year was primarily a consequence of the sale of most of the bank's global securities services business in 2003. The success of the business was recognized in September when the bank was named "Best House at Cash Management" in the Bank of the Year Awards 2004 according to The Banker magazine.

Provision for credit losses in the third quarter was € 2 million, significantly down from the € 136 million recorded in the third quarter last year, reflecting the benefits of enhanced credit discipline and an improved credit environment. For the first nine months, provision for credit losses totaled € 82 million, compared to € 616 million in the same period in 2003.

CIB's operating cost base in the third quarter was € 2.3 billion, a 4% reduction from the same quarter last year. This decline was primarily driven by reduced performance-related compensation. For the first nine months, the operating cost base was € 7.6 billion, an increase of € 81 million from the same period of 2003.

Private Clients and Asset Management Group Division

Private Clients and Asset Management (PCAM) generated underlying pre-tax profit of € 344 million in the third quarter of 2004, up 5% from the third quarter 2003. In a difficult market environment, underlying revenues were € 2.0 billion in third quarter 2004, down by 6% from third quarter 2003. The operating cost base was € 1.5 billion, down by € 148 million, or 9%, versus the third quarter 2003. For the first nine months, underlying pre-tax profit was € 1.1 billion, an increase of 37% from the same period 2003. The provision for credit losses for the third quarter of 2004 was € 55 million, € 6 million above the third quarter of 2003.

Asset and Wealth Management (AWM) generated underlying pre-tax profit of € 100 million, a decrease of € 131 million versus the third quarter 2003. Underlying revenues of € 829 million were € 178 million below the third quarter 2003, which included significant revenues from the real estate business, including € 74 million in gains on the sale of certain real estate investments in asset management. Additionally, challenging market conditions and the impact of unfavorable foreign exchange rate movements resulted in significantly reduced brokerage revenues and lower portfolio/fund management revenues. For the first nine months, underlying pre-tax profit was € 391 million, a decrease of € 50 million from the same period 2003. AWM's operating cost base was € 723 million in the third quarter of 2004. The decline of € 56 million compared to the third quarter 2003 was attributable to reduced performance-based compensation as well as lower non-compensation costs.

Asset Management's underlying revenues during the third quarter 2004 suffered from lower performance fees in Continental Europe and in the hedge fund business. Net revenues for the prior year quarter benefited significantly from the aforementioned gains on the sale of real estate investments. Net asset outflows in asset management were € 11 billion during the third quarter 2004, largely in the U.K. institutional business. However, the bank continued to see growth in other invested asset classes with net new assets of € 1 billion in the real estate business and € 241 million in the hedge fund business. In the first nine months our German mutual fund company, DWS, further improved its market share of net mutual fund inflows to over 50% as measured by the German Investment Association, BVI.

In Private Wealth Management net underlying revenues declined compared to the third quarter 2003, predominantly caused by the stronger Euro as well as lower brokerage revenues resulting from the ongoing uncertainty in stock markets, which led to a decrease in customer activity.

Private & Business Clients (PBC) generated an underlying pre-tax profit of € 243 million in the third quarter of 2004, an increase of € 149 million or 156% compared to third quarter 2003. In the third quarter of 2004, underlying revenues were € 1.1 billion, an increase of € 61 million, or 6%, versus the third quarter of 2003 mainly due to higher loans and deposits revenues, improved revenues from portfolio/fund management products and higher revenues from insurance products (which are reported in Payments, account and remaining financial services). The Deutsche Bank customer satisfaction index improved, which supports prospects for future growth. The operating cost base was € 826 million, a decline of € 92 million, or 10%, versus the third quarter 2003, with most of the reduction attributable to lower severance payments. The underlying cost/income ratio improved to 73%, down 13 percentage points from the third quarter 2003. For the first nine months, underlying pre-tax profit was € 742 million, an increase of 92%, compared to € 386 million for same period 2003, fully in line with PBC's full-year underlying pre-tax profit target of € 1 billion.

Corporate Investments Group Division

Corporate Investments (CI) generated an underlying pre-tax loss of € 61 million in the third quarter of 2004, essentially unchanged from a loss of € 62 million in the third quarter of 2003. For the first nine months, CI generated an underlying pre-tax loss of € 40 million compared to an underlying pre-tax loss of € 194 million for the same period 2003. The improvement this year reflects the continued success of the strategy to de-risk the bank by reducing its exposure to alternative assets. The third quarter 2004 was the eleventh consecutive quarter of reductions in such exposure, which was € 2.1 billion at September 30, 2004, a 50% reduction from € 4.1 billion at the end of the third quarter of 2003. Underlying revenues were € 18 million in the third quarter of 2004 compared to € 38 million in the third quarter 2003. The decline in underlying revenues included the effect of the deconsolidation of maxblue Americas. Reported net revenues of € 119 million in the third quarter of 2004 included a benefit of € 51 million arising from the sale of land at 130 Liberty Street (the bank's lower Manhattan premises damaged during the terrorist attacks of September 11, 2001) and from net insurance reimbursements of losses suffered by the bank as a consequence of those terrorist attacks. Revenues in the quarter also reflected net gains from equity method investments and other investments of € 24 million, and net gains related to our industrial holdings portfolio of € 26 million, all of which are excluded from underlying revenues. CI's underlying revenues in the second quarter 2004 of € 224 million included seasonal dividend income of € 209 million, mainly from our industrial holdings. CI's operating cost base was € 78 million in the third quarter 2004, including the cost of eliminating excess space, totaling € 20 million, resulting from headcount reductions and the sale of businesses. Similar charges in the third quarter of 2003 amounted to € 36 million. The decrease of € 23 million in the operating cost base from 2003 also reflected reductions resulting from the sale of maxblue Americas as well as project-related costs in 2003.

Consolidation & Adjustments

Consolidation & Adjustments includes adjustments for differences in accounting methods used for management reporting versus U.S. GAAP and adjustments related to activities that are not the responsibility of the business segments.

In Consolidation & Adjustments, income before income taxes was € 46 million versus a loss before income taxes of € 233 million in the third quarter 2003. The improvement reflected lower charges from the effects of asymmetrical accounting for non-trading derivatives used for hedging purposes. These hedges, although economically effective, do not qualify for hedge accounting under SFAS 133. Also contributing to the increase was € 110 million of interest income on tax refunds resulting from ongoing audits of prior period tax returns. For the first nine months, the loss before income taxes was € 163 million in 2004 and € 209 million in 2003.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of September 30, 2004, and the related consolidated statements of income and comprehensive income for the three month and nine month periods ended September 30, 2004 and 2003, and the related statements of changes in shareholders' equity and cash flows for the nine month periods ended September 30, 2004 and 2003. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U. S. generally accepted accounting principles.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany), October 28, 2004

Consolidated Statement of Income

Income Statement

in € m.	Three months ended Sep 30, 2004	Three months ended Sep 30, 2003	Nine months ended Sep 30, 2004	Nine months ended Sep 30, 2003
Interest revenues	**6,637**	7,015	**20,864**	21,425
Interest expense	**5,479**	5,403	**16,853**	16,835
Net interest revenues	**1,158**	**1,612**	**4,011**	**4,590**
Provision for loan losses	**83**	174	**361**	894
Net interest revenues after provision for loan losses	**1,075**	**1,438**	**3,650**	**3,696**
Commissions and fees from fiduciary activities	**773**	801	**2,343**	2,403
Commissions, broker's fees, markups on securities underwriting and other securities activities	**851**	921	**2,828**	2,672
Fees for other customer services	**665**	657	**1,890**	1,904
Insurance premiums	**21**	29	**80**	83
Trading revenues, net	**1,273**	940	**4,725**	4,253
Net gains (losses) on securities available for sale	**39**	69	**257**	(125)
Net income (loss) from equity method investments	**54**	139	**253**	(569)
Other revenues	**222**	(7)	**218**	849
Total noninterest revenues	**3,898**	**3,549**	**12,594**	**11,470**
Compensation and benefits	**2,327**	2,584	**7,632**	7,967
Net occupancy expense of premises	**286**	286	**906**	948
Furniture and equipment	**43**	48	**135**	134
IT costs	**396**	457	**1,274**	1,395
Agency and other professional service fees	**196**	196	**569**	575
Communication and data services	**142**	151	**454**	480
Policyholder benefits and claims	**31**	37	**109**	102
Other expenses	**546**	473	**1,437**	1,400
Goodwill impairment	**–**	–	**–**	114
Restructuring activities	**–**	–	**–**	(29)
Total noninterest expenses	**3,967**	**4,232**	**12,516**	**13,086**
Income before income tax expense and cumulative effect of accounting changes	**1,006**	**755**	**3,728**	**2,080**
Income tax expense	**323**	252	**1,331**	1,178
Reversal of 1999/2000 credits for tax rate changes	**3**	78	**120**	124
Income before cumulative effect of accounting changes, net of tax	**680**	**425**	**2,277**	**778**
Cumulative effect of accounting changes, net of tax	**–**	151	**–**	151
Net income	**680**	**576**	**2,277**	**929**

Earnings per Share

in €	Three months ended Sep 30, 2004	Three months ended Sep 30, 2003	Nine months ended Sep 30, 2004	Nine months ended Sep 30, 2003
Earnings per common share				
Basic				
Income before cumulative effect of accounting changes, net of tax	**1.42**	0.80	**4.55**	1.36
Cumulative effect of accounting changes, net of tax	**–**	0.28	**–**	0.27
Net income	**1.42**	**1.08**	**4.55**	**1.63**
Diluted				
Income before cumulative effect of accounting changes, net of tax[1]	**1.28**	0.73	**4.13**	1.30
Cumulative effect of accounting changes, net of tax	**–**	0.27	**–**	0.25
Net income	**1.28**	**1.00**	**4.13**	**1.55**
Number of shares in m.				
Denominator for basic earnings per share – weighted-average shares outstanding	**479.7**	535.6	**500.3**	570.0
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**512.4**	556.1	**539.0**	598.1

[1] Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the three and nine months ended September 30, 2004 was € (0.05) and € (0.09). For the three months ended September 30, 2003 the effect was € (0.04).

Consolidated Statement of Comprehensive Income

Statement of Comprehensive Income

in € m.	Three months ended Sep 30, 2004	Three months ended Sep 30, 2003	Nine months ended Sep 30, 2004	Nine months ended Sep 30, 2003
Net income	**680**	**576**	**2,277**	**929**
Reversal of 1999/2000 credits for tax rate changes	**3**	78	**120**	124
Unrealized gains (losses) on securities available for sale				
Unrealized net gains (losses) arising during the period, net of tax and other	**(632)**	116	**(500)**	380
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	**(31)**	(67)	**(203)**	310
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	**9**	(1)	**(13)**	(11)
Foreign currency translation				
Unrealized net gains (losses) arising during the period, net of tax	**(230)**	(44)	**83**	(486)
Net reclassification adjustment for realized net (gains) losses, net of tax	**–**	–	**6**	(41)
Total other comprehensive income (loss)	**(881)**	**82**	**(507)**	**276**
Comprehensive income (loss)	**(201)**	**658**	**1,770**	**1,205**

Consolidated Balance Sheet

Assets

in € m.	Sep 30, 2004	Dec 31, 2003
Cash and due from banks	**8,332**	6,636
Interest-earning deposits with banks	**17,047**	14,649
Central bank funds sold and securities purchased under resale agreements	**119,643**	112,419
Securities borrowed	**81,735**	72,796
Bonds and other fixed-income securities	**218,042**	204,324
Equity shares and other variable-yield securities	**71,933**	66,306
Positive market values from derivative financial instruments	**61,671**	65,460
Other trading assets	**7,899**	9,281
Total trading assets	**359,545**	345,371
Securities available for sale	**21,214**	24,631
Other investments	**7,528**	8,570
Loans, net	**137,457**	144,946
Premises and equipment, net	**5,753**	5,786
Goodwill	**6,778**	6,735
Other intangible assets, net	**1,118**	1,122
Other assets related to insurance business	**7,404**	8,249
Due from customers on acceptances	**81**	60
Accrued interest receivable	**4,184**	3,612
Pending securities transactions past settlement date	**13,010**	11,082
Other assets	**54,224**	36,950
Total assets	**845,053**	**803,614**

Liabilities and Shareholders' Equity

in € m.	Sep 30, 2004	Dec 31, 2003
Noninterest-bearing deposits	**29,337**	28,168
Interest-bearing deposits	**307,731**	277,986
Total deposits	**337,068**	306,154
Bonds and other fixed-income securities	**75,362**	66,685
Equity shares and other variable-yield securities	**27,840**	25,382
Negative market values from derivative financial instruments	**61,995**	61,167
Total trading liabilities	**165,197**	153,234
Central bank funds purchased and securities sold under repurchase agreements	**107,183**	102,433
Securities loaned	**18,194**	14,817
Other short-term borrowings	**17,897**	22,290
Acceptances outstanding	**81**	60
Insurance policy claims and reserves	**8,386**	9,071
Accrued interest payable	**4,769**	3,793
Pending securities transactions past settlement date	**12,715**	10,390
Other liabilities	**44,259**	53,380
Long-term debt	**99,980**	97,480
Obligation to purchase common shares	**3,058**	2,310
Total liabilities	**818,787**	**775,412**
Common shares, no par value, nominal value of € 2.56	**1,392**	1,490
Additional paid-in capital	**11,147**	11,147
Retained earnings	**19,635**	20,486
Common shares in treasury, at cost	**(953)**	(971)
Equity classified as obligation to purchase common shares	**(3,058)**	(2,310)
Share awards	**1,204**	954
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	**(2,708)**	(2,828)
Unrealized net gains on securities available for sale, net of applicable tax and other	**1,234**	1,937
Unrealized net losses on derivatives hedging variability of cash flows, net of tax	**(16)**	(3)
Foreign currency translation, net of tax	**(1,611)**	(1,700)
Total accumulated other comprehensive loss	**(3,101)**	(2,594)
Total shareholders' equity	**26,266**	**28,202**
Total liabilities and shareholders' equity	**845,053**	**803,614**

Consolidated Statement of Changes in Shareholders' Equity

Statement of Changes in Shareholders' Equity

	Nine months ended	
in € m.	**Sep 30, 2004**	Sep 30, 2003
Common shares		
Balance, beginning of year	**1,490**	1,592
Retirement of common shares	**(98)**	(102)
Balance, end of period	**1,392**	1,490
Additional paid-in capital		
Balance, beginning of year	**11,147**	11,199
Net losses on treasury shares sold	**–**	(36)
Other	**–**	(16)
Balance, end of period	**11,147**	11,147
Retained earnings		
Balance, beginning of year	**20,486**	22,087
Net income	**2,277**	929
Cash dividends declared and paid	**(828)**	(756)
Dividend related to equity classified as obligation to purchase common shares	**96**	–
Net gains (losses) on treasury shares sold	**84**	(400)
Retirement of common shares	**(2,472)**	(1,801)
Other	**(8)**	(29)
Balance, end of period	**19,635**	20,030
Common shares in treasury, at cost		
Balance, beginning of year	**(971)**	(1,960)
Purchases of shares	**(29,829)**	(20,154)
Sale of shares	**26,776**	19,217
Shares retired	**2,570**	1,903
Treasury shares distributed under employee benefit plans	**501**	645
Balance, end of period	**(953)**	(349)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	**(2,310)**	(278)
Additions	**(1,241)**	(2,911)
Deductions	**493**	879
Balance, end of period	**(3,058)**	(2,310)
Share awards – common shares issuable		
Balance, beginning of year	**2,196**	1,955
Deferred share awards granted, net	**1,235**	863
Deferred shares distributed	**(501)**	(645)
Balance, end of period	**2,930**	2,173
Share awards – deferred compensation		
Balance, beginning of year	**(1,242)**	(1,000)
Deferred share awards granted, net	**(1,235)**	(863)
Amortization of deferred compensation, net	**751**	437
Balance, end of period	**(1,726)**	(1,426)
Accumulated other comprehensive loss		
Balance, beginning of year	**(2,594)**	(3,604)
Reversal of 1999/2000 credits for tax rate changes	**120**	124
Change in unrealized net gains on securities available for sale, net of applicable tax and other	**(703)**	690
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	**(13)**	(11)
Foreign currency translation, net of tax	**89**	(527)
Balance, end of period	**(3,101)**	(3,328)
Total shareholders' equity, end of period	**26,266**	**27,427**

Consolidated Statement of Cash Flows

Cash Flow Statement

in € m.	Nine months ended Sep 30, 2004	Nine months ended Sep 30, 2003
Net income	**2,277**	**929**
Adjustments to reconcile net income to net cash used in operating activities		
Provision for loan losses	**361**	894
Restructuring activities	**-**	(29)
Net (gain) loss on sale of securities available for sale, other investments, loans and other	**(349)**	6
Deferred income taxes, net	**463**	324
Impairment, depreciation and other amortization and accretion	**1,368**	2,439
Cumulative effect of accounting changes, net of tax	**-**	(151)
Share of net loss (income) from equity method investments	**(198)**	84
Net change in		
Trading assets	**(29,318)**	(45,990)
Other assets	**(19,146)**	(11,427)
Trading liabilities	**11,973**	31,029
Other liabilities	**9,183**	18,952
Other, net	**515**	613
Net cash used in operating activities	**(22,871)**	**(2,327)**
Net change in		
Interest-earning deposits with banks	**(4,014)**	9,607
Central bank funds sold and securities purchased under resale agreements	**(7,401)**	(12,293)
Securities borrowed	**(8,939)**	(42,871)
Loans	**4,580**	12,152
Proceeds from		
Sale of securities available for sale	**17,950**	11,443
Maturities of securities available for sale	**3,113**	4,400
Sale of other investments	**1,977**	1,187
Sale of loans	**6,373**	1,013
Sale of premises and equipment	**76**	1,465
Purchase of		
Securities available for sale	**(22,735)**	(15,759)
Other investments	**(889)**	(1,996)
Loans	**(2,813)**	(4,894)
Premises and equipment	**(500)**	(629)
Net cash received (paid) for business combinations/divestitures	**(39)**	2,383
Other, net	**170**	150
Net cash used in investing activities	**(13,091)**	**(34,642)**
Net change in		
Deposits	**30,951**	(8,334)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	**8,127**	35,808
Other short-term borrowings	**1,178**	7,023
Issuances of long-term debt and trust preferred securities	**22,240**	25,054
Repayments and extinguishments of long-term debt and trust preferred securities	**(21,102)**	(21,211)
Purchases of treasury shares	**(29,829)**	(20,154)
Sale of treasury shares	**26,859**	18,683
Cash dividends paid	**(828)**	(756)
Other, net	**18**	(28)
Net cash provided by financing activities	**37,614**	**36,085**
Net effect of exchange rate changes on cash and due from banks	**44**	(683)
Net increase (decrease) in cash and due from banks	**1,696**	(1,567)
Cash and due from banks, beginning of period	**6,636**	8,979
Cash and due from banks, end of period	**8,332**	7,412
Interest paid	**15,865**	17,047
Income taxes paid, net	**268**	388

Basis of Presentation

The accompanying consolidated financial statements as of September 30, 2004 and 2003 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2003 Annual Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet, other financial information and other information.

Impact of Changes in Accounting Principles

EITF 04-8

In October 2004, the Financial Accounting Standards Board (FASB) ratified the consensus reached in EITF Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." EITF 04-8 requires contingently convertible debt instruments to be included in diluted earnings per share, if dilutive, regardless of whether the contingency has been met. EITF 04-8 is effective for reporting periods ending after December 15, 2004, and requires prior period earnings per share amounts to be restated for comparative purposes. The adoption of EITF 04-8 is not expected to have a material impact on our consolidated financial statements.

EITF 03-1 and FSP EITF 03-1-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." These decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been delayed and will be required beginning December 31, 2004. Management is currently evaluating the effect these disclosures will have on our consolidated financial statements.

FSP 106-2

In May 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act. The adoption of FSP 106-2 did not have a material impact on our consolidated financial statements.

FSP 129-1

In April 2004, the FASB issued Staff Position No. 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities" ("FSP 129-1"). FSP 129-1 requires the disclosure provisions of Statement 129 to apply to all existing and newly created contingently convertible securities and to their potentially dilutive effects on earnings per share. The disclosure requirements of FSP 129-1 are not expected to have a material effect on our consolidated annual financial statements.

EITF 03-6

In March 2004, the FASB ratified the consensus reached on EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share." EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effective April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption did not have a material impact on our consolidated financial statements.

SAB 105

Effective April 1, 2004, the Group adopted Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133. The adoption of SAB 105 did not have a material impact on our consolidated financial statements.

FIN 46 (revised December 2003)

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by € 12.5 billion due to the deconsolidation of guaranteed value mutual funds. The adoption had no impact on net income, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

Segment Information

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

In the third quarter of 2004 there were no significant changes regarding the organizational structure, the management responsibilities and the format of segment disclosure.

All prior periods have been restated to conform to the current year's presentation.

Effective July 2004, the Group sold its wholly owned subsidiary DB Payment Projektgesellschaft to the Betriebscenter für Banken Deutschland GmbH & Co. KG (BCB), a 100% subsidiary of Deutsche Postbank AG. Henceforth BCB provides payment transaction services to the Group for its German domestic and parts of the foreign payment transactions. The DB Payment Projektgesellschaft had been managed within the infrastructure groups of the Private Clients and Asset Management Group Division.

In September 2004, the Group merged three Australian trusts – Deutsche Diversified Trust, Deutsche Office Trust and Deutsche Industrial Trust – into a new trust, DB RREEF Trust. The merger created Australia's fourth-largest listed property trust. In connection with this transaction the Group transferred its Australian fiduciary real estate funds management and property management business into a subsidiary, renamed DB RREEF Holdings. The Group subsequently sold a 50% interest in DB RREEF Holdings and recognized a net gain of € 18 million.

Segmental Results of Operations

Three months ended Sep 30, 2004 in € m. (except percentages)	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Corporate and Investment Bank: Total	Private Clients and Asset Management: Asset and Wealth Management	Private Clients and Asset Management: Private & Business Clients	Private Clients and Asset Management: Total	Corporate Investments	Total Management Reporting
Net revenues	**2,394**	**466**	**2,860**	**854**	**1,126**	**1,980**	**119**	**4,959**
Underlying revenues	2,394	464	2,858	829	1,126	1,955	18	4,830
Provision for loan losses	22	3	26	(1)	57	56	1	83
Provision for off-balance sheet positions[1]	(10)	(14)	(24)	(0)	(0)	(1)	0	(24)
Total provision for credit losses	**12**	**(10)**	**2**	**(2)**	**57**	**55**	**1**	**58**
Operating cost base	1,917	385	2,302	723	826	1,549	78	3,929
Minority interest	(2)	–	(2)	7	(0)	7	(0)	5
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	7	–	7	–	7
Provision for off-balance sheet positions[1]	(10)	(14)	(24)	(0)	(0)	(1)	0	(24)
Total noninterest expenses	**1,905**	**372**	**2,277**	**737**	**825**	**1,562**	**78**	**3,916**
Income before income taxes	**466**	**91**	**557**	**119**	**244**	**362**	**41**	**960**
Add (deduct)								
Net gains on securities available for sale/ industrial holdings including hedging	–	–	–	–	–	–	(26)	(26)
Significant equity pick-ups/net gains from investments[2]	–	–	–	–	–	–	(24)	(24)
Net gains from businesses sold/held for sale	–	(2)	(2)	(18)	(0)	(19)	–	(21)
Net gains on sale of premises	–	–	–	–	–	–	(51)	(51)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Underlying pre-tax profit (loss)	**466**	**89**	**555**	**100**	**243**	**344**	**(61)**	**838**
Cost/income ratio in %	80	83	80	86	73	79	65	79
Underlying cost/income ratio in %	80	83	81	87	73	79	N/M	81
Assets[3]	730,603	18,519	736,011	36,123	77,247	113,305	16,538	838,531
Risk-weighted positions (BIS risk positions)	128,207	11,908	140,115	11,672	53,467	65,139	10,533	215,787
Average active equity	11,467	1,477	12,944	5,096	1,766	6,861	3,935	23,741
Pre-tax return on average active equity in %	16	25	17	9	55	21	4	16
Underlying pre-tax return on average active equity in %	16	24	17	8	55	20	(6)	14

N/M – Not meaningful

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

Three months ended Sep 30, 2003	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**2,766**	**529**	**3,295**	**1,017**	**1,065**	**2,083**	**8**	**5,385**
Underlying revenues	2,766	471	3,236	1,007	1,065	2,072	38	5,346
Provision for loan losses	147	(35)	112	(2)	55	52	9	174
Provision for off-balance sheet positions[1]	35	(12)	23	(2)	(2)	(4)	(1)	18
Total provision for credit losses	**182**	**(46)**	**136**	**(4)**	**53**	**49**	**8**	**192**
Operating cost base	1,978	417	2,395	779	917	1,697	100	4,192
Minority interest	10	–	10	(0)	0	0	(8)	2
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	11	–	11	–	11
Provision for off-balance sheet positions[1]	35	(12)	23	(2)	(2)	(4)	(1)	18
Total noninterest expenses	**2,023**	**406**	**2,429**	**788**	**916**	**1,704**	**91**	**4,223**
Income (loss) before income taxes	**596**	**158**	**754**	**232**	**95**	**327**	**(92)**	**988**
Add (deduct)								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(33)	(33)
Significant equity pick-ups/net losses from investments[2]	–	–	–	–	–	–	38	38
Net (gains) losses from business sold/held for sale	–	(59)	(59)	(0)	–	(0)	25	(34)
Net (gains) losses on sale of premises	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Underlying pre-tax profit (loss)	**596**	**100**	**695**	**231**	**95**	**326**	**(62)**	**959**
Cost/income ratio in %	72	79	73	78	86	82	N/M	78
Underlying cost/income ratio in %	72	89	74	77	86	82	N/M	78
Assets (as of Dec 31, 2003)[3]	693,414	16,709	681,722	48,138	78,477	124,606	18,987	795,818
Risk-weighted positions (BIS risk positions)	132,277	14,098	146,375	12,907	50,459	63,366	14,442	224,183
Average active equity	12,544	1,373	13,917	5,715	1,549	7,263	4,358	25,538
Pre-tax return on average active equity in %	19	46	22	16	25	18	(8)	15
Underlying pre-tax return on average active equity in %	19	29	20	16	25	18	(6)	15

N/M – Not meaningful

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

Nine months ended Sep 30, 2004 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**8,678**	**1,449**	**10,127**	**2,614**	**3,352**	**5,966**	**553**	**16,646**
Underlying revenues	8,678	1,418	10,096	2,560	3,376	5,936	239	16,271
Provision for loan losses	151	8	159	(7)	193	186	16	361
Provision for off-balance sheet positions[1]	(58)	(19)	(77)	(1)	(1)	(2)	0	(79)
Total provision for credit losses	**93**	**(11)**	**82**	**(7)**	**192**	**184**	**16**	**282**
Operating cost base	6,364	1,193	7,557	2,167	2,442	4,610	266	12,433
Minority interest	(2)	–	(2)	9	0	9	(2)	4
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	36	–	36	–	36
Provision for off-balance sheet positions[1]	(58)	(19)	(77)	(1)	(1)	(2)	0	(79)
Total noninterest expenses	**6,304**	**1,174**	**7,478**	**2,212**	**2,442**	**4,653**	**263**	**12,394**
Income before income taxes	**2,223**	**267**	**2,490**	**409**	**718**	**1,127**	**273**	**3,891**
Add (deduct)								
Net gains on securities available for sale/ industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)
Significant equity pick-ups/net gains from investments[2]	–	–	–	–	–	–	(56)	(56)
Net (gains) losses from businesses sold/held for sale	–	(31)	(31)	(18)	24	6	(30)	(56)
Net gains on sale of premises	–	–	–	–	–	–	(51)	(51)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment	–	–	–	–	–	–	–	–
Underlying pre-tax profit (loss)	**2,223**	**236**	**2,459**	**391**	**742**	**1,133**	**(40)**	**3,552**
Cost/income ratio in %	73	82	75	85	73	78	48	75
Underlying cost/income ratio in %	73	84	75	85	72	78	111	76
Assets[3]	730,603	18,519	736,011	36,123	77,247	113,305	16,538	838,531
Risk-weighted positions (BIS risk positions)	128,207	11,908	140,115	11,672	53,467	65,139	10,533	215,787
Average active equity	11,579	1,372	12,951	5,072	1,669	6,742	3,974	23,667
Pre-tax return on average active equity in %	26	26	26	11	57	22	9	22
Underlying pre-tax return on average active equity in %	26	23	25	10	59	22	(1)	20

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

Nine months ended Sep 30, 2003 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**9,117**	**2,045**	**11,162**	**2,777**	**3,291**	**6,067**	**(981)**	**16,249**
Underlying revenues	9,117	1,479	10,596	2,694	3,291	5,985	388	16,970
Provision for loan losses	668	(35)	633	3	221	224	36	894
Provision for off-balance sheet positions[1]	24	(41)	(17)	(0)	(0)	(0)	(2)	(19)
Total provision for credit losses	**692**	**(76)**	**616**	**3**	**221**	**224**	**34**	**875**
Operating cost base	6,142	1,334	7,476	2,240	2,682	4,921	569	12,967
Minority interest	16	–	16	11	2	13	(21)	7
Restructuring activities	(23)	(6)	(29)	(0)	(1)	(1)	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Policyholder benefits and claims	–	–	–	27	–	27	–	27
Provision for off-balance sheet positions[1]	24	(41)	(17)	(0)	(0)	(0)	(2)	(19)
Total noninterest expenses	**6,158**	**1,288**	**7,446**	**2,278**	**2,683**	**4,961**	**660**	**13,067**
Income (loss) before income taxes	**2,291**	**793**	**3,083**	**496**	**387**	**883**	**(1,677)**	**2,289**
Add (deduct)								
Net losses on securities available for sale/ industrial holdings including hedging	–	–	–	–	–	–	313	313
Significant equity pick-ups/net losses from investments[2]	–	–	–	–	–	–	922	922
Net (gains) losses from business sold/held for sale	–	(566)	(566)	(55)	–	(55)	134	(488)
Net (gains) losses on sale of premises	–	–	–	–	–	–	–	–
Restructuring activities	(23)	(6)	(29)	(0)	(1)	(1)	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Underlying pre-tax profit (loss)	**2,267**	**221**	**2,488**	**440**	**386**	**827**	**(194)**	**3,121**
Cost/income ratio in %	67	65	67	82	82	82	N/M	81
Underlying cost/income ratio in %	67	90	71	83	81	82	147	76
Assets (as of Dec 31, 2003)[3]	693,414	16,709	681,722	48,138	78,477	124,606	18,987	795,818
Risk-weighted positions (BIS risk positions)	132,277	14,098	146,375	12,907	50,459	63,366	14,442	224,183
Average active equity	13,003	1,449	14,452	5,771	1,527	7,297	5,168	26,918
Pre-tax return on average active equity in %	23	73	28	11	34	16	(43)	11
Underlying pre-tax return on average active equity in %	23	20	23	10	34	15	(5)	15

N/M – Not meaningful

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and nine months ended September 30, 2004 and 2003:

Revenue Components of the Corporate and Investment Bank Group Division

	Three months ended		Nine months ended	
in € m.	**Sep 30, 2004**	Sep 30, 2003	**Sep 30, 2004**	Sep 30, 2003
Origination (equity)	**73**	146	**321**	299
Origination (debt)	**270**	204	**735**	670
Total Origination	**344**	**350**	**1,056**	**969**
Sales & Trading (equity)	**400**	745	**1,727**	2,256
Sales & Trading (debt and other products)	**1,439**	1,342	**4,973**	4,867
Total Sales & Trading	**1,839**	**2,087**	**6,700**	**7,123**
Advisory	**115**	112	**327**	336
Loan products	**224**	338	**866**	1,026
Transaction services	**464**	471	**1,418**	1,479
Other	**(127)**	(62)	**(240)**	229
Total	**2,860**	**3,295**	**10,127**	**11,162**

Revenue Components of the Private Clients and Asset Management Group Division

	Three months ended		Nine months ended	
in € m.	**Sep 30, 2004**	Sep 30, 2003	**Sep 30, 2004**	Sep 30, 2003
Portfolio/fund management	**655**	652	**1,878**	1,909
Brokerage	**379**	409	**1,227**	1,232
Loan/deposit	**593**	555	**1,778**	1,728
Payments, account & remaining financial services	**229**	217	**641**	608
Other	**125**	251	**442**	590
Total	**1,980**	**2,083**	**5,966**	**6,067**

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

						Three months ended
			Sep 30, 2004			Sep 30, 2003
in € m.	**Total Management Reporting**	**Consolidation & Adjustments**	**Total Consolidated**	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	**4,959**	**97**	**5,056**	5,385	(224)	5,161
Provision for loan losses	**83**	**–**	**83**	174	–	174
Noninterest expenses	**3,916**	**51**	**3,967**	4,223	9	4,232
Income (loss) before income taxes[1]	**960**	**46**	**1,006**	**988**	**(233)**	**755**
Total assets	**838,531**	**6,522**	**845,053**	795,818[2]	7,796[2]	803,614[2]
Risk-weighted positions (BIS risk positions)	**215,787**	**1,745**	**217,533**	224,183	2,150	226,333
Average active equity	**23,741**	**825**	**24,566**	25,538	1,108	26,646

[1] Income (loss) before income tax expense and cumulative effect of accounting changes.
[2] As of December 31, 2003.

						Nine months ended
			Sep 30, 2004			Sep 30, 2003
in € m.	**Total Management Reporting**	**Consolidation & Adjustments**	**Total Consolidated**	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	**16,646**	**(41)**	**16,605**	16,249	(189)	16,060
Provision for loan losses	**361**	**–**	**361**	894	–	894
Noninterest expenses	**12,394**	**122**	**12,516**	13,067	20	13,086
Income (loss) before income taxes[1]	**3,891**	**(163)**	**3,728**	**2,289**	**(209)**	**2,080**
Total assets	**838,531**	**6,522**	**845,053**	795,818[2]	7,796[2]	803,614[2]
Risk-weighted positions (BIS risk positions)	**215,787**	**1,745**	**217,533**	224,183	2,150	226,333
Average active equity	**23,667**	**1,559**	**25,225**	26,918	1,245	28,163

[1] Income (loss) before income tax expense and cumulative effect of accounting changes.
[2] As of December 31, 2003.

Consolidation & Adjustments includes adjustments for differences in accounting methods used for management reporting versus U.S. GAAP and adjustments related to activities that are not the responsibility of the business segments.

In Consolidation & Adjustments, income before income taxes was € 46 million versus a loss before income taxes of € 233 million in the third quarter 2003. The improvement reflected lower charges from the effects of asymmetrical accounting for non-trading derivatives used for hedging purposes. These hedges, although economically effective, do not qualify for hedge accounting under SFAS 133. Also contributing to the increase was € 110 million of interest income on tax refunds resulting from ongoing audits of prior period tax returns. For the first nine months, the loss before income taxes was € 163 million in 2004 and € 209 million in 2003.

Information on the Income Statement

Net Interest and Trading Revenues

in € m.	Three months ended Sep 30, 2004	Three months ended Sep 30, 2003	Nine months ended Sep 30, 2004	Nine months ended Sep 30, 2003
Net interest revenues	**1,158**	1,612	**4,011**	4,590
Trading revenues, net	**1,273**	940	**4,725**	4,253
Total net interest and trading revenues	**2,431**	**2,552**	**8,736**	**8,843**
Breakdown by Group Division/CIB product:				
Sales & Trading (equity)	**238**	498	**1,051**	1,788
Sales & Trading (debt and other products)	**1,116**	1,093	**4,248**	4,251
Total Sales & Trading	**1,354**	1,591	**5,299**	6,039
Loan products[1]	**135**	206	**544**	612
Transaction services	**210**	205	**619**	663
Remaining products[2]	**(87)**	(103)	**(170)**	(261)
Total Corporate and Investment Bank	**1,613**	1,899	**6,292**	7,054
Private Clients and Asset Management	**691**	694	**2,248**	1,988
Corporate Investments	**(7)**	(48)	**134**	(18)
Consolidation & Adjustments	**134**	8	**63**	(182)
Total net interest and trading revenues	**2,431**	**2,552**	**8,736**	**8,843**

[1] Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.
[2] Includes net interest and trading revenues of origination, advisory and other products.

Pensions and Other Postretirement Benefits

in € m.	Pension benefits Nine months ended Sep 30, 2004	Pension benefits Nine months ended Sep 30, 2003	Postretirement benefits Nine months ended Sep 30, 2004	Postretirement benefits Nine months ended Sep 30, 2003
Service cost	**192**	229	**6**	4
Interest cost	**292**	307	**8**	6
Expected return on plan assets	**(292)**	(335)	**–**	–
Actuarial loss recognized	**48**	54	**–**	–
Settlement/curtailment	**(1)**	(6)	**–**	–
Amortization of unrecognized transition obligation (asset) in accordance with SFAS 87	**13**	(7)	**–**	–
Total defined benefit plans	**252**	**242**	**14**	**10**
Defined contribution plans	**109**	128	**–**	–
Net periodic benefit expense	**361**	**370**	**14**	**10**

In addition to the contributions expected for 2004 as disclosed in the Financial Report 2003 on page 98, a special contribution of approximately € 8 million was made in the United Kingdom in June 2004. During 2004 certain subsidiaries in Luxembourg and Germany contributed € 21 million to the segregated pension fund by an initial funding.

As a result, the Group expects to fund its pension schemes in 2004 for a total of approximately € 280 million.

SFAS 123 Pro forma Information

in € m.	Three months ended Sep 30, 2004	Three months ended Sep 30, 2003	Nine months ended Sep 30, 2004	Nine months ended Sep 30, 2003
Net income, as reported	**680**	576	**2,277**	929
Add: Share-based compensation expense included in reported net income, net of related tax effects[1]	**154**	88	**419**	236
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects[1]	**(154)**	(85)	**(423)**	(139)
Pro forma net income	**680**	**579**	**2,273**	**1,026**
Earnings per share				
Basic – as reported	**€ 1.42**	€ 1.08	**€ 4.55**	€ 1.63
Basic – pro forma	**€ 1.42**	€ 1.09	**€ 4.54**	€ 1.80
Diluted – as reported[2]	**€ 1.28**	€ 1.00	**€ 4.13**	€ 1.55
Diluted – pro forma[2]	**€ 1.28**	€ 1.01	**€ 4.12**	€ 1.71

[1] Amounts for the three and nine months ended September 30, 2004 and 2003 do not reflect any share-based awards related to the 2004 and 2003 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

[2] Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the three and nine months ended September 30, 2004 was € (0.05) and € (0.09). For the three months ended September 30, 2003 the effect was € (0.04).

Information on the Balance Sheet

Securities Available for Sale

	Sep 30, 2004				Dec 31, 2003			
	Fair value	Gross unrealized holding		Amortized cost	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses			gains	losses	
Debt securities	**15,135**	**251**	**(155)**	**15,039**	16,813	252	(174)	16,735
Equity securities	**6,079**	**1,196**	**(31)**	**4,914**	7,818	1,897	(18)	5,939
Total	**21,214**	**1,447**	**(186)**	**19,953**	**24,631**	**2,149**	**(192)**	**22,674**

Problem Loans

	Sep 30, 2004			Dec 31, 2003		
in € m.	Impaired loans	Nonperforming homogeneous loans	Total	Impaired loans	Nonperforming homogeneous loans	Total
Nonaccrual loans	**3,983**	**1,086**	**5,069**	4,980	1,062	6,042
Loans 90 days or more past due and still accruing	**39**	**250**	**288**	74	306	380
Troubled debt restructurings	**89**	**–**	**89**	201	–	201
Total	**4,111**	**1,336**	**5,446**	**5,255**	**1,368**	**6,623**

Allowances for Credit Losses

Allowance for on-balance sheet positions	Nine months ended	
in € m.	**Sep 30, 2004**	Sep 30, 2003
Balance, beginning of year	**3,281**	**4,317**
Provision for loan losses	**361**	894
Net charge-offs	**(1,027)**	**(1,489)**
Charge-offs	**(1,138)**	(1,608)
Recoveries	**111**	119
Allowance related to acquisitions/divestitures	**3**	(100)
Foreign currency translation	**5**	(190)
Balance, end of period	**2,623**	**3,432**

Allowance for off-balance sheet positions	Nine months ended	
in € m.	**Sep 30, 2004**	Sep 30, 2003
Balance, beginning of year	**416**	**485**
Provision for credit losses on lending-related commitments	**(79)**	(20)
Allowance related to acquisitions/divestitures	**–**	1
Foreign currency translation	**1**	(13)
Balance, end of period	**338**	**453**

Other Assets

Other assets include loans held for sale of € 8,710 million and € 7,110 million at September 30, 2004 and December 31, 2003, respectively. These loans held for sale were acquired or originated in the course of our securitization activities.

Long-term Debt

in € m.	Sep 30, 2004	Dec 31, 2003
Senior debt		
Bonds and notes		
Fixed rate	**46,001**	47,364
Floating rate	**39,978**	37,217
Subordinated debt		
Bonds and notes		
Fixed rate	**9,414**	10,379
Floating rate	**4,587**	2,520
Total	**99,980**	**97,480**

Other Financial Information

Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

	Consolidated VIEs		Significant VIEs
Sep 30, 2004, in € m.	Aggregated total assets	Aggregated total assets	Maximum exposure to loss
Commercial paper programs	1,483	18,772	22,890
Guaranteed value mutual funds	635	7,606	7,606
Asset securitization and other	18,214	1,838	303
Commercial real estate leasing vehicles and closed-end funds	1,060	1,668	96

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results primarily from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

Financial Instruments with Off-Balance Sheet Credit Risk

in € m.	**Sep 30, 2004**	Dec 31, 2003
Commitments to extend credit		
Fixed rates[1]	**24,394**	22,318
Variable rates[2]	**89,789**	66,566
Financial guarantees, standby letters of credit and performance guarantees	**24,044**	23,772
Total	**138,227**	**112,656**

[1] Includes commitments to extend commercial letters of credit and guarantees of € 2.5 billion and € 2.3 billion at September 30, 2004 and December 31, 2003, respectively.

[2] Includes commitments to extend commercial letters of credit and guarantees of € 0.8 billion and € 0.8 billion at September 30, 2004 and December 31, 2003, respectively.

Value-at-risk by Risk Category[1,2]

	Value-at-risk total		Interest rate risk		Equity price risk		Commodity price risk		Foreign exchange risk	
in € m.	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Value-at-risk[3]	**67.9**	60.0	**59.4**	52.6	**29.7**	27.3	**8.9**	7.1	**9.1**	6.8
Minimum value-at-risk[4]	**54.5**	32.3	**47.7**	27.6	**19.9**	13.0	**3.8**	3.3	**2.9**	3.2
Maximum value-at-risk[4]	**97.9**	72.1	**91.1**	64.1	**40.5**	37.0	**10.1**	16.7	**25.9**	17.5
Average value-at-risk[4]	**73.9**	48.4	**66.4**	45.9	**28.9**	21.9	**7.1**	6.4	**9.8**	7.7

[1] All figures for 1-day holding period; 99% confidence level (CIB trading units only).

[2] Value-at-risk is not additive due to correlation effects.

[3] Figures for 2003 as of December 31, 2003; figures for 2004 as of September 30, 2004.

[4] Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2004 and the year 2003, respectively.

Capital According to BIS

in € m.	Sep 30, 2004	Dec 31, 2003
Tier I		
Common shares	**1,392**	1,490
Additional paid-in capital	**11,147**	11,147
Retained earnings, equity classified as obligation to purchase common shares, treasury shares, cumulative translation adjustment, share awards	**15,217**	16,459
Minority interests	**601**	347
Hybrid capital instruments		
Noncumulative trust preferred securities	**2,632**	3,287
Equity contributed on silent partnership interests	**576**	572
Items deducted (principally goodwill and tax effect of available for sale securities)	**(11,655)**	(11,684)
Total core capital	**19,910**	**21,618**
Tier II		
Unrealized gains on listed securities (45% eligible)	**539**	830
Other inherent loss allowance	**487**	503
Hybrid capital instruments		
Cumulative trust preferred securities	**836**	831
Subordinated liabilities, if eligible according to BIS	**8,043**	6,089
Total supplementary capital	**9,905**	**8,253**
Total regulatory capital[1]	**29,815**	**29,871**

[1] Currently we do not have Tier III capital components.

BIS Risk Position and Capital Adequacy Ratios

in € m.	Sep 30, 2004	Dec 31, 2003
BIS risk position[1]	**217,533**	215,672
BIS capital ratio (Tier I + II + III)[2]	**13.7%**	13.9%
BIS core capital ratio (Tier I)	**9.2%**	10.0%

[1] Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of € 11.1 billion and € 9.5 billion at September 30, 2004 and December 31, 2003, respectively.

[2] Currently we do not have Tier III capital components.

Other Information

Supervisory Board

Effective July 29, 2004, Dr. Michael Otto resigned from his post as a member of the Supervisory Board of Deutsche Bank AG. He had been a member of the Supervisory Board since 1989.

Dr. Karl-Gerhard Eick was appointed by the register court as a new member of the Supervisory Board on August 3, 2004. Dr. Karl-Gerhard Eick is head of the Finance and Controlling Division and Deputy Chairman of the Management Board of Deutsche Telekom AG, Bonn.

Litigation

On April 28, 2003, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, and state securities regulators ("U.S. securities regulators") announced a final settlement with ten investment banks concerning investigations relating to research analyst independence. Shortly before this date, Deutsche Bank Securities Inc. ("DBSI"), Deutsche Bank's U.S. SEC-registered broker dealer subsidiary, located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day.

On August 26, 2004, after taking steps to ensure production of all responsive e-mail, DBSI reached a settlement with the U.S. securities regulators. DBSI neither admitted nor denied the allegations. DBSI agreed to pay: (i) $ 50 million, of which $ 25 million is a civil penalty and $ 25 million is for restitution for investors, (ii) $ 25 million over five years and starting in the first quarter of 2005 to provide third-party research to clients, (iii) $ 5 million over five years to fund investor education programs, and (iv) $ 7.5 million as a penalty in connection with the e-mail production issue. Deutsche Bank has provided for the current exposures in its financial statements.

In addition, in settling the matter, DBSI agreed to adopt certain reforms designed to bolster analyst independence and promote investor confidence. DBSI has already voluntarily adopted most of these reforms.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

Reconciliation of Reported to Underlying Results

This document contains non-U.S. GAAP financial measures, including underlying revenues, total provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

- Definitions of such non-U.S. GAAP financial measures,
- Reconciliation of such measures to the most directly comparable U.S. GAAP financial measure.

Definitions of Financial Measures

We use the following terms with the following meanings:

- *Underlying revenues*: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).
- *Total provision for credit losses*: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).
- *Operating cost base*: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment.
- *Underlying pre-tax profit*: Income before income taxes less restructuring activities, goodwill impairment and specific revenue items as referred to in the respective tables.
- *Underlying cost/income ratio in %:* Operating cost base as a percentage of underlying revenues. *Cost/income ratio in %*, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- *Average active equity*: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.
- *Adjusted return on average active equity (post-tax) in %*: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. *Underlying pre-tax return on average active equity in %*: Underlying pre-tax profit (annualized) as a percentage of average active equity. *Pre-tax return on average active equity in %*, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC Form 20-F of March 25, 2004 on page F-73, F-74 and S-12 and in our Financial Report 2003 on page 108 and 109.

Reconciliation of Group Reported to Underlying Results

Set forth below are the reconciliations to non-U.S. GAAP financial measures starting from the most directly comparable U.S. GAAP financial measures.

in € m.	Three months ended Sep 30, 2004	Three months ended Sep 30, 2003	Change in %	Nine months ended Sep 30, 2004	Nine months ended Sep 30, 2003	Change in %
Reported net revenues[1]	**5,056**	**5,161**	**(2)**	**16,605**	**16,060**	**3**
Add (deduct)						
Net (gains) losses on securities available for sale/industrial holdings including hedging	**(26)**	(33)	(21)	**(176)**	313	N/M
Significant equity pick-ups/net (gains) losses from investments[2]	**(24)**	38	N/M	**(56)**	922	N/M
Net gains from businesses sold/held for sale	**(21)**	(34)	(39)	**(56)**	(488)	(89)
Net gains on the sale of premises	**(51)**	–	N/M	**(51)**	–	N/M
Policyholder benefits and claims[3]	**(31)**	(37)	(18)	**(109)**	(102)	7
Underlying revenues	**4,904**	**5,095**	**(4)**	**16,157**	**16,706**	**(3)**
Reported provision for loan losses	**83**	**174**	**(53)**	**361**	**894**	**(60)**
Provision for off-balance sheet positions[4]	**(24)**	17	N/M	**(79)**	(20)	N/M
Total provision for credit losses	**58**	**191**	**(69)**	**282**	**874**	**(68)**
Reported noninterest expenses	**3,967**	**4,232**	**(6)**	**12,516**	**13,086**	**(4)**
Add (deduct)						
Restructuring activities	**–**	–	N/M	**–**	29	N/M
Goodwill impairment	**–**	–	N/M	**–**	(114)	N/M
Minority interest	**(4)**	(3)	41	**(4)**	(8)	(46)
Policyholder benefits and claims[3]	**(31)**	(37)	(18)	**(109)**	(102)	7
Provision for off-balance sheet positions[4]	**24**	(17)	N/M	**79**	20	N/M
Operating cost base	**3,957**	**4,175**	**(5)**	**12,481**	**12,912**	**(3)**
Reported income before income taxes[5]	**1,006**	**755**	**33**	**3,728**	**2,080**	**79**
Add (deduct)						
Net (gains) losses on securities available for sale/industrial holdings including hedging	**(26)**	(33)	(21)	**(176)**	313	N/M
Significant equity pick ups/net (gains) losses from investments[2]	**(24)**	38	N/M	**(56)**	922	N/M
Net gains from businesses sold/held for sale	**(21)**	(34)	(39)	**(56)**	(488)	(89)
Net gains on the sale of premises	**(51)**	–	N/M	**(51)**	–	N/M
Restructuring activities	**–**	–	N/M	**–**	(29)	N/M
Goodwill impairment	**–**	–	N/M	**–**	114	N/M
Underlying pre-tax profit	**884**	**726**	**22**	**3,389**	**2,912**	**16**

N/M – Not meaningful

[1] Net interest revenues before provision for loan losses and total noninterest revenues.

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

[4] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

[5] Income before income tax expense and cumulative effect of accounting changes.

Reconciliation of Group Reported to Underlying Ratios

in € m.	Three months ended Sep 30, 2004	Three months ended Sep 30, 2003	Change	Nine months ended Sep 30, 2004	Nine months ended Sep 30, 2003	Change
Reconciliation of cost ratios						
Reported noninterest expenses	**3,967**	**4,232**	**(6)%**	**12,516**	**13,086**	**(4)%**
Deduct						
Compensation and benefits	**2,327**	2,584	(10)%	**7,632**	7,967	(4)%
Non-compensation noninterest expenses	**1,640**	**1,648**	**(0)%**	**4,884**	**5,119**	**(5)%**
Add (deduct)						
Restructuring activities	**–**	–	N/M	**–**	29	N/M
Goodwill impairment	**–**	–	N/M	**–**	(114)	N/M
Minority interest	**(4)**	(3)	41%	**(4)**	(8)	(46)%
Policyholder benefits and claims	**(31)**	(37)	(18)%	**(109)**	(102)	7%
Provision for off-balance sheet positions	**24**	(17)	N/M	**79**	20	N/M
Non-compensation operating cost base	**1,630**	**1,591**	**2%**	**4,850**	**4,945**	**(2)%**
Cost/income ratio	**78.5%**	82.0%	(3.5) ppt	**75.4%**	81.5%	(6.1) ppt
Underlying cost/income ratio	**80.7%**	81.9%	(1.2) ppt	**77.2%**	77.3%	(0.1) ppt
Compensation ratio	**46.0%**	50.1%	(4.1) ppt	**46.0%**	49.6%	(3.6) ppt
Underlying compensation ratio	**47.5%**	50.7%	(3.2) ppt	**47.2%**	47.7%	(0.5) ppt
Non-compensation ratio	**32.4%**	31.9%	0.5 ppt	**29.4%**	31.9%	(2.5) ppt
Underlying non-compensation ratio	**33.2%**	31.2%	2.0 ppt	**30.0%**	29.6%	0.4 ppt
Reconciliation of profitability ratios						
Net income	**680**	**576**	**18%**	**2,277**	**929**	**145%**
Add (deduct)						
Reversal of 1999/2000 credits for tax rate changes	**3**	78	(96)%	**120**	124	(3)%
Cumulative effect of accounting changes, net of tax	**–**	(151)	N/M	**–**	(151)	N/M
Adjusted net income	**683**	**503**	**36%**	**2,397**	**902**	**166%**
Average shareholders' equity	**26,557**	**28,424**	**(7)%**	**27,773**	**29,508**	**(6)%**
Add (deduct)						
Average unrealized net gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	**(1,592)**	(1,407)	13%	**(1,697)**	(557)	N/M
Average dividends	**(400)**	(372)	8%	**(851)**	(788)	8%
Average active equity	**24,566**	**26,646**	**(8)%**	**25,225**	**28,163**	**(10)%**
Return on average shareholders' equity (post-tax)	**10.2%**	8.1%	2.1 ppt	**10.9%**	4.2%	6.7 ppt
Adjusted return on average active equity (post-tax)	**11.1%**	7.6%	3.5 ppt	**12.7%**	4.3%	8.4 ppt
Pre-tax return on average shareholders' equity	**15.2%**	10.6%	4.6 ppt	**17.9%**	9.4%	8.5 ppt
Pre-tax return on average active equity	**16.4%**	11.3%	5.1 ppt	**19.7%**	9.8%	9.9 ppt
Underlying pre-tax return on average active equity	**14.4%**	10.9%	3.5 ppt	**17.9%**	13.8%	4.1 ppt
Equity turnover (based on average shareholders' equity)	**76.2%**	72.6%	3.6 ppt	**79.7%**	72.6%	7.1 ppt
Equity turnover (based on average active equity)	**82.3%**	77.5%	4.8 ppt	**87.8%**	76.0%	11.8 ppt
Underlying equity turnover (based on average active equity)	**79.8%**	76.5%	3.3 ppt	**85.4%**	79.1%	6.3 ppt
Profit margin	**19.9%**	14.6%	5.3 ppt	**22.5%**	13.0%	9.5 ppt
Underlying profit margin	**18.0%**	14.3%	3.7 ppt	**21.0%**	17.4%	3.6 ppt

ppt – percentage points N/M – Not meaningful

Impressum

Deutsche Bank
Aktiengesellschaft
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deutsche.bank@db.com

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Interim Report on the Internet:
www.deutsche-bank.com/q3

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties.
A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2005

February 3, 2005	Publication of figures for the 2004 financial year
April 29, 2005	Interim Report as of March 31, 2005
March 24, 2005	Annual Report 2004 and Form 20-F
May 18, 2005	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 19, 2005	Dividend payment
July 29, 2005	Interim Report as of June 30, 2005
October 28, 2005	Interim Report as of September 30, 2005

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